CHANGE OF AN INVESTMENT RESTRICTION

    The Trusts shareholders approved a modification to the State Street Navigator Securities Lending Prime
Portfolios industry concentration policy at a shareholdermeeting on July 17, 2001. The new investment restriction is stated below.


    The Prime Portfolio may not:

5. Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities); provided, however, that concentration may occur as a result of changes in the market value of portfolio securities and from investments in bankers acceptances, certificates of deposit, time deposits and other similar instruments issued by foreign and domestic branches of U.S. and foreign banks.


    The concentration policy of the Prime Portfolio (as set forth in Investment Restriction No. 5, above) permits the Prime Portfolio to invest, without limit, in bankers acceptances, certificates of deposit and similar instruments issued by (i) U.S. banks, (ii) U.S.
 branches of foreign banks (in circumstances in which the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which thePrime
Portfolio will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks. The Prime Portfolio may concentrate in such instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Prime Portfolios quality standards in the banking industry justify any additional risks associated with the concentration of the Prime Portfolios assets in such industry.